SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

DATE, TIME AND VENUE: On March 19, 2012, at 10 a.m., at the Company’s headquarters located at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

ATTENDANCE: The Board Members representing necessary quorum, as per signatures herein below, and the Company's Officers (José Félix - Chief Executive and Investor Relations Officer, and Roberto Catalão Cardoso - Chief Financial Officer and Secretary of the Presiding Board) attended the meeting.

PRESIDING BOARD: Jorge Luiz de Barros Nóbrega – Chairman and Roberto Catalão Cardoso – Secretary.

AGENDA: 1. To define and indicate to the Shareholders’ Meeting the three-name list of specialized companies for the preparation of the Company’s share valuation report, for public tender offer purposes; 2. To acknowledge and recommend to the Shareholders’ Meeting the proposal for the amendment to the Company’s Bylaws with a view to reflecting the changes in Level 2 Corporate Governance Listing Rules of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange;

 3. To acknowledge the resignation of members of the Board of Directors and Fiscal Council; and 4. To call the Shareholders' Meeting to resolve on: (a) the amendment and restatement of the Company’s Bylaws, with a view to reflecting the changes in BM&FBOVESPA’s Level 2 Corporate Governance Listing Rules; (b) the election of new members to the Board of Directors and the Fiscal Council, in replacement of those members who resigned from their terms of office;  (c) the selection of a specialized company responsible for preparing the Company valuation report, for public tender offer purposes; (d) discontinuance of the Level 2 Special Corporate Governance Practices by the Company; and (e) Company’s deregistering as a publicly-held company.

RESOLUTIONS:

1.        The Board Members defined the three-name list of companies specialized in valuation, to be submitted to the Shareholders’ Meeting, which shall be responsible for preparing the Company valuation report, due to the unified public tender offer for the acquisition of all shares issued by the Company, to be conducted by Embratel Participações S.A., as disclosed in the Material Fact dated March 6, 2012, (“United PTO”), and indicated the following specialized companies, in accordance with the Company’s Bylaws and in compliance with item 10.1.1 of BM&FBOVESPA’s Corporate Governance Level 2 Listing Rules: (i) Banco Santander (Brasil) S.A.; (ii) Banco BTG Pactual S.A. and (iii) HSBC Bank Brasil S.A.

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

  OF NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON MARCH 19, 2012

2.        The Board Members acknowledged the proposal for the amendment to the Company’s Bylaws with a view to reflecting the changes in BM&FBOVESPA’s Corporate Governance Level 2 Listing Rules, in accordance with draft attached to these Minutes, a copy of which must be initialed by the Secretary, and recommended its approval by the Shareholder’s Meeting to be called for this purpose.

3.    The Board Members acknowledged: (a) the resignations of the following members of the Company’s Board of Directors: sitting members - JUAREZ DE QUEIROZ CAMPOS JÚNIOR, AUGUSTO CESAR ROXO DE URZEDO ROCHA FILHO, GABRIELA SALOMÃO VAZ MOREIRA, SERGIO LOURENÇO MARQUES and  LUIZA MARINHO RABELO;  deputy members -  GUILHERME DE SAMPAIO FERRAZ FILHO, EDUARDO SERFATY GABBAY, JOSÉ CARLOS BENJÓ, JOSÉ FERREIRA MONTEIRO and  PAULO DAUDT MARINHO; and (b) the resignation of CHARLES BARNSLEY HOLLAND, member of the Company’s Fiscal Council. The Chairman took the opportunity to thank them for their services to the Company.

4.   The Board Members decided to call an Extraordinary Shareholders’ Meeting to resolve on: (a) the amendment and restatement of the Company’s Bylaws, with a view to reflecting the changes in BM&FBOVESPA’s Corporate Governance Level 2 Listing Rules; (b) the election of new members to the Board of Directors and the Fiscal Council, in replacement of those members who resigned from their terms of office;
(c) the selection of a specialized company responsible for preparing the Company valuation report, for Unified PTO purposes; (d) the discontinuance of the Level 2 Special Corporate Governance Practices, subject to the realization of Unified PTO; and (e) the Company’s deregistering as a publicly-held company, subject to the result of the Unified PO.

CLOSURE: There being no further business to address, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all attending members and also by the Secretary.

SIGNATURES:

Chairman: Jorge Luiz de Barros Nóbrega

Secretary: Roberto Catalão Cardoso

Rossana Fontenele Berto

Sérgio Lourenço Marques

José Formoso Martinez

Carlos Henrique Moreira

Isaac Berensztejn

Mauro Szwarcwald

Luiz Tito Cerasoli

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 21, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.